1001 MCKINNEY

18th FLOOR

HOUSTON, TEXAS 77002

713.222.6025  TELEPHONE

713.222.0938  FACSIMILE

FRANKLIN, CARDWELL & JONES

                    A PROFESSIONAL CORPORATION

INTERNET:

http://www.fcj.com

December 21, 2005

United States Securities and Exchange Commission

Attn: Mr. Derek B. Swanson

Division of Corporate Finance

100 F Street N.E.

Mail Stop 3561

Washington, D.C.  20549

Re: Z Yachts, Inc. Registration Statement on Form SB-2 (File No. 333-127597)

Dear Mr. Swanson:

On behalf of Z Yachts, Inc. (the "Company"), we are filing with this letter a Pre-effective Amendment No. 1 ("Amendment No. 1") to the above referenced Registration Statement on Form SB-2 ("the "Registration Statement"), together with a marked copy showing changes in Amendment No. 1 from the Registration Statement.  For the convenience of the staff I have forwarded a copy of this letter and the marked copy of Amendment No. 1 to you via e-mail.

Set forth below are our responses to the comments from the staff.

General

1.    We note your press release dated August 15, 2005, the day before you filed your Form SB-2, stating that "these areas [Tennessee River Valley, Mobile, Alabama, Pensacola, Florida, and Easter Michigan] are key to Z Yachts [sic] expansion plans for the remainder of the year and I hope to see these areas generate over 100 listings with roughly 10 million worth of inventory over contract."  The publication of information and statements and publicity efforts made in advance of a proposed financing which have the effect of conditioning the public mind or arousing public interest in the issuer or in its securities may constitute an offer in violation of the Securities Act.  See Securities Act Release Nos. 5180 (August 16, 1971) and 7856 (April 28, 2000).  Please provide us with your analysis in your response letter as to why this statement is consistent with the limitations imposed by Section 5 of the Securities Act.  In addition, revise your plan of operations for the remainder of fiscal 2005 contained in your Management's Discussion and Analysis and planned expansion in your Description of Business to address the content of this press release.

We have reviewed the press release dated August 15, 2005 in light of Securities Act Release No. 33-5180 (August 16, 1971).  Securities Act Release No. 33-7856 (August 28, 2000) deals with an order allowing substitution of certain securities under Section 26(b) of the Investment Company Act of 1940 and does not appear to apply to Comment 1.

Securities Act Release No. 33-5180 provides that issuers should "continue to make announcements to the press with respect to factual business and financial developments; i.e., receipt of a contract, the settlement of a strike, the opening of a plant, or similar events of interest to the community in which the business operates." [emphasis added]. Although the Press Release of August 15, 2005 contains a statement that the Company "hopes" that the expansion into the Tennessee River Valley, Mobile, Alabama, Pensacola, Florida, and Eastern Michigan markets will generate additional listings and inventory, the Company does not believe that such expression amounts to the issuance of forecasts, projections or predictions relating to revenues, incomes or earnings per share or the publication of opinions regarding values proscribed by Securities Act Release No. 33-5180.  Moreover, the Press Release dated August 15, 2005 was not distributed via a wire service or other means of general distribution.  Instead, it was posted on the Company's website which is directed to customers and potential customers of the Company's products and services.

The foregoing notwithstanding, the Company has revised its website and removed various press releases.  A sufficient amount of time has elapsed so that the announcement of the expansion would not be expected to have the effect of conditioning the public mind or arousing public interest in the Company or in its securities.  The Company has revised "Plan of Operations for the Year Ending September 2006" and "Planned Expansions" to reflect the addition of these brokers in 2005.  The list of brokers included in "Description of Business" and references to the number of brokers and amount of inventory in the Registration Statement already included the new locations.

2.    Update the financial statements and other financial information in the filing to include the interim period ended June 30, 2005.  See Item 310(g) of Regulation S-B.

The Company has updated the Registration Statement to include the audited financial statements as of September 30, 2005 and for the periods then ended.  In addition, "Summary Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" have been updated to include the financial information as of September 30, 2005.

3.    We note that if someone invests the minimum subscription price in the offering he or she will receive fractional shares.  Clarify through additional disclosure how this will be resolved.

The Company failed to adjust the minimum investment when it changed the offering price to $1.50 per share.  Amendment No. 1 reflects that a minimum investment of $3,000 is required.

Risk Factors, page 2

"The application of the "Penny Stock Regulations" could adversely affect the future price of the Common Stock." page 4

4.    Please revise to state that your common stock will be deemed to be penny stock, as you state on page 9.

The risk factor relating to "Penny Stock Regulations" has been revised to reflect that the Company's Common Stock will be deemed a Penny Stock.

"Our sales may be adversely affected by weather and climate conditions." Page 2

5.    If Hurricane Katrina has had or will have a material adverse effect on your business, such as on your sales, or on your ability to continue increasing your network of brokers at the current rate of expansion, revise to clarify that fact in the risk factors section and expand your discussion in Management's Discussion and Analysis of the quantified impact you expect the hurricane will have on your results of operations.  We note the statement in the press release referenced earlier in this letter that your planned network expansion includes Mobile, Alabama.

The 2005 Atlantic Hurricane Season was one of the most active and destructive on record, including hurricanes Dennis, Katrina, Rita and Wilma affecting the Gulf Coast, East Coast and other major pleasure craft markets.  Each of the four listed hurricanes disrupted the Company's business in the area in which it made landfall.  No single event would be expected to have a material effect on the overall business or general outlook for the Company's business because the localized destruction of vessels generates a market for the sale of replacement vessels and the Company's network of brokerages allows the sale of inventory from other markets that were not affected by local conditions.  The 2005 Atlantic Hurricane Season affected the Company only because of the number of major hurricanes that made landfall in the United States.  The Company has inserted a discussion of the effects of the 2005 hurricane season in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and has revised the risk factor relating to weather and climate conditions to distinguish between the local effects of adverse weather and the adverse impact of general climatic conditions.

Use of Proceeds, page 5

6.    Because this is a best efforts, no minimum offering, please review your Use of Proceeds section to reflect the sale of varying amounts of the total amount being offered.

The use of proceeds has been revised to reflect the sale of 250,000 shares ($375,000), 500,000 shares ($750,000), and 750,000 shares ($1,125,000).

7.    To the extent possible, revise to discuss in greater detail how the proceeds allocated to "General corporate purposes" will be used.

General corporate purposes would include the cost to locate and lease of additional office space, develop and install upgrades to information systems, and recruit and train additional administrative personnel necessary as a result of the expansion of the brokerage network and product offerings.  Additional lines have been added to the Use of Proceeds table to reflect the estimated amounts for each of these general corporate purposes.  In addition, the Company has included information relating to the priority of each use of proceeds.

8.    Revise to clarify which of the categories is applicable to the payments owed to GoPublicToday.com, as set forth in the agreement filed as Exhibit 10.7.

None of the proceeds from the offering will be used for payments to GoPublicToday.com, Inc. pursuant to the agreement filed as Exhibit 10.7 or the other costs of the offering.  Cash payments to GoPublicToday.com, Inc. have already been made and future cash payments are expected to be made out of cash flow from continuing operations and not from the proceeds of this offering.  Use of Proceeds has been revised to eliminate the payment of offering costs.  The fees payable to GoPublicToday.com, Inc. have been added to Part II, Other Expenses of Issuance and Distribution.

9.    Explain here or in MD&A what "new products and service development" will be funded with proceeds from the offering.

The Company has included a cross reference to the new products and services that it intends to introduce or expand, and the expected costs associated with each, in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Plan of Operations for the Year Ending September 30, 2006".  These products include a certified pre-owned vessel program, finance and insurance referrals, extended warranty products, charter services, and transportation, documentation and commissioning services.  The Company has not identified specific costs with respect to certain new products and services because such new products and services are expected to be developed, introduced and marketed as a "package" with substantial linkage and overlap of the costs.

Plan of Distribution, page 6

10.    You state on page 6 that you "have not engaged an underwriter, broker-dealer or finder to assist us in this offering," and that "certain broker-dealers that have not been engaged by us may offer shares of Common Stock for re-sale after the shares are quoted on the Over-the-Counter Bulletin Board Market."  According to Phase IV of your agreement with GoPublictoday.com, however, GoPublicToday.com, or Z Yachts, will pay $5,000 to a service provider in connection with getting your securities quoted on the OTCBB.  Please revise to clarify whether GoPublicToday.com or any of its affiliates, including but not limited to employees of GoPublicToday.com and Public Company Management Corporation, have agreed to or plan to make a market in your company's stock once your stock is approved for quotation on the OTCBB.  If any of those companies or affiliates or going to act as market makers for your securities after you go effective on this registration statement, please also revise the risk factors section to discuss the fact that GoPublicToday.com, the company that prepared a substantial portion of your registration statement on Form SB-2, will also be acting as a market maker in your company's stock, and the risks to investors that stem from that dual role.

GoPublicToday.com, Inc. did not prepare any part of the Registration Statement on behalf of the Company.  As indicated in Phase IV of the agreement between GoPublic.com, Inc. and Z Yachts, Inc., GoPublicToday.com, Inc. is required to pay the fee relating to the preparation of a Form 15c211 directly to the registered broker/dealer that submits the Application as part of the consulting fees received under the contract.  An Application has been filed by Public Securities, Inc. on behalf of the Company and is pending.  Neither GoPublicToday.com, Inc. nor any of its affiliates, including employees of GoPublicToday.com, Inc. and Public Company Management Corporation, will offer to sell, solicit offers to purchase, or distribute securities issued by the Company in the Offering or engage in market making activities or other broker/dealer activities in connection with the Offering.  Appropriate statements relating the role of GoPublic.com, Inc. in the Offering have been added to "Plan of Distribution."

Description of Business, page 10

General

11.    Generally revise your Description of Business section to provide your basis for statements such as your assertion that you are the "largest marine brokerage-only network", that you have a "strong national brand affiliation", that you support your local brokers "with innovative brokerage practices," and that your "operations are recognized in the boating community and do not require an introduction."

The Company has revised the "Description of Business" to include the basis for the statements set forth above.

For the information of the staff, the Company is not aware of any other "brokerage only" merchandiser of recreational vessel in the United States that approaches the number of brokers employed or the number of locations operated by the Company.  The Company believes that the largest merchandiser of recreational vessels is MarineMax, Inc., which resulted from a roll-up of several large dealers.  While MarineMax maintains substantial brokerage operations, it is primarily a new boat dealer and its brokerage operations are conducted as an adjunct to its new boat dealer operations.  The Company believes that the next largest "brokerage-only" merchandiser of recreational vessels in the United States is United Yacht Sales (www.UnitedYacht.com) with less than 10 affiliated brokers in the United States.  Our search of websites has failed to disclose any other "brokerage-only" merchandiser with multiple locations.

The Company's "strong national brand affiliation" and the statement that its "operations are recognized in the boating community and do not require introduction" are each based upon the number of locations exhibiting the "Z" logo, the Company's support of various national associations for the brokerage industry, the Company's sponsorship of numerous recreational boating events, and the attendance by the Company at major boat shows around the country.  A "Google" search of "Z Yachts" returned 560 hits and included listings from the Yacht Brokers Association of America, Marine Trade Association of Maryland, and Yacht World.com, all of which displayed a likeness of the "Z" logo.  In addition, the "Z" logo and the Company's Manufacturer Direct Program receive national attention from the Team Gallagher Offshore Racing vessel, a Challenger D-DC 28 Cuddy that carries the "Z" logo and the Company's name to major offshore racing events.

The "innovative brokerage practices" include flexible listing arrangements, attractive participation in commissions, national marketing, uniform branding, information systems, sales tools and centralized administrations.  Each of these elements is more fully described in the paragraphs following the broker table.

Z Yachts, page 12

12.    We note the table of your affiliated brokers.  Revise to clarify what the columns labeled "Value" represent.  For example, do they represent the dollar amount of commissions received by the broker?

The Company has revised the column heads to reflect that the amounts are listed values of vessels listed at each brokerage location and updated all values.

Flexible Listing Practices, page 13

13.    Please revise to clarify how much of the commissions go to Z Yachts, versus the individual broker.

A separate paragraph explaining how much of the commissions generated are paid to the brokers has been added immediately following the description of the listing options.

Centralized Administration, page 14

14.    Clarify whether the individuals you use to assist purchasers in obtaining financing, insurance, Coast Guard documentation, and completion of the transaction are employees of your company, or instead independent contractors.

The individuals who assist purchasers in obtaining financing and insurance and other services are presently independent contractors.  The Company expects to add employees to perform these functions as soon as the volume of work justifies a full time employee.

Products and Services, page 14

Pre-Owned Boats, page 14

15.    Clarify the guarantee in connection with the company's certification program and how the company is compensated under the program.

The Company is not compensated directly for the Certified Pre-owned Boat Program.  As indicated in the Prospectus, this program is intended to make the selected vessels more attractive to purchasers.  The inspection of a boat participating in the program will result in the performance of deferred maintenance and repairs by the listing owner.  As a result, the Company expects that a Certified Pre-owned Boat would sell at a higher price (resulting in a larger commission), have a shorter time between listing and sale (resulting in a savings in the cost of marketing the boat), and have fewer after sale complaints (resulting in an improvement in brand loyalty).  Warranty coverage for the Certified Pre-owned Boat Program will be provided by an independent insurer and the premiums will be paid by the Company or the selling owner at the time of sale.

New Boats, page 15

16.    Indicate when the company anticipates offering marine brokerage and charter services in the future.  Clarify whether any of the proceeds from this offering will be used to fund this expansion.

The estimated amount of the proceeds that will be used for additional products and services are included in "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Plan of Operations for the Year Ending September 30, 2006".  The Company presently acts as a marketing agent for these services and receives a fee in connection with insurance and financing referrals.  Proceeds from this offering will be used to fund expansion as described in "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Plan of Operations for the Year Ending September 30, 2006".  However, the Company cannot predict when certain products or services will be introduced because the introduction is dependent upon receipt of funds from the offering and the application for and receipt of appropriate licenses.  Such expansion is anticipated to occur in 2006 subject to the success of the Offering.

Employees, page 16

17.    Clarify whether your affiliated brokers may sell for other companies since they are independent contractors, and if so, explain in the MD&A or your Description of Business how it is determined for whom an affiliated broker is selling.

Affiliated brokers are not permitted to sell for themselves or other brokerages.  An appropriate statement has been added to "Employees".

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

General

18.    Please revise to include an overview section that provides management's view of the recreational boating sales industry and the most important factors management considers when dealing with the day-to-day operation of Z Yachts.  For example, explain how Z Yachts earns revenues (provide a more detailed breakdown of your commissions among your different product offerings), and identify the brokers and styles of boats that generate the greatest proportion of your revenues.  Discuss the principal geographic markets for your products and the weather-risks that arise in each of those markets.  Explain the status of your relationships with your brokers, including whether and to what extent you share commissions with those brokers.  Identify your main competitors, quantify (to the extent possible) the amount of market share your competitors have carved out in the sale of recreational boats, and explain how you plan to compete against those businesses.

The Company has included a breakdown of the commissions received from and expenses incurred in connection with various products and services.  Compliance with remainder of this comment would require a substantial amount of repetition of the material contained in "Description of the Business".  For example, an overview of the recreational boating industry is contained in "Description of Business - U.S. Recreational Boating Industry"; the identity and location of the Company's brokers is contained in "Description of Business - Z Yachts"; the weather-risks to which the Company is subject is contained in "Risk Factors"; and the relationship between the Company and its brokers is contained in "Description of Business - Employees".  No company competes with the Company on a nationwide basis and it is not possible to identify the Company's main competitors or the market share in each market because of the number of independent brokers and free entry and exit of brokers in each market.  A description of the factors affecting competitive conditions is included in "Description of Business - Competition".

19.    There appears to be numerous statements on your website (www.zyachts.com) that relate to historical or forward-looking business information usually required to be discussed in Management's Discussion and Analysis.  For example, Z Yachts states that by March of 2004 the Z Yachts system was closing a boat every three days, and that Z Yachts sales showed a growth of over 450% between 2003 and 2004 (the prospectus states that revenue growth rate for that period was 386%).  In addition, the company states that it expects its shares to be trading by the first quarter of 2006.  Please revise to discuss these statements, as well as others found on your website, in Management's Discussion and Analysis.

The Company's web site has been substantially revised to eliminate statements that could not be verified.  The Prospectus correctly states that the Company, on average, receives a new listing each day and completes a transaction once each three business days or approximately 80 transactions in each year.  During the year ended September 30, 2005 the Company completed 76 transactions.

Liquidity and Capital Resources, page 17

20.    Revise to clarify whether cash flow from existing operations would be sufficient to fund your business for the next 12 months.  If existing cash flows, as well as other funds available to the company, are not enough to fund your operations for the next 12 months, revise to disclose the amount of funding that you will need to continue operations for the next 12 months.  Discuss in detail your plan to secure this needed financing.  Clarify how the shortfall will be met, including the sources and the amount from each source that will contribute to lowering the deficiency in short-term liquidity.  Disclose whether management believes it will be able to secure financing needed to fund operations for the next 12 months.  See Section III.C of the Commission's Interpretive Release No. 33-6835, "Management's Discussion and Analysis of Financial Condition and Results of Operations," found on our website at http://www.sec.gov/rules/interp/33-6835.htm.

"Liquidity and Capital Resources" has been revised to reflect the commitment of lines of credit and other sources of funding for continued operations and states that "[w]e believe that cash flow from operations will be sufficient to fund our operating requirements and that proceeds from this offering will be sufficient to fund planned expansion".  In the event that the funds from operations and the offering are insufficient, the Company will rely on committed lines of credit of loans from its stockholders.

21.    Discuss the likelihood of the company having to borrow funds from management to fund its operations and planned expansion of its business during the pendency of the offering, and disclose whether interest paid to date has been material.

As set forth in "Liquidity and Capital Resources" the Company may incur additional debt under existing lines of credit or to its stockholders if the offering is not successful.  No interest has been paid as of September 30, 2005 because the loans by stockholders are non-interest bearing.  Interest rates under committed lines of credit are disclosed in the notes to the financial statements.

Certain Relationships and Related Transactions, page 19

22.    We note your disclosure regarding your arrangement with Public Company Management Corporation.  Please revise to provide the disclosure required by Item 404(d) of Regulation S-B, including a more detailed summary of your agreement with GoPublicToday.com (Exhibit 10.7).  In addition, revise your discussion in Management's Discussion and Analysis, on page 18, as well as "Interest of Named Experts" to elaborate upon your relationship with GoPublicToday.com, including the fact that GoPublicToday.com prepared your registration statement and is entitled to certain contingency fees, including those listed under Phase III of the agreement filed as Exhibit 10.7.

GoPublicToday.com, Inc. provides consulting and advisory services to the Company in connection with the Offering.  In particular, it has provided and is providing advice and assistance in connection with corporate and capital structure and formation, retaining various professionals necessary to undertake a private placement and file the Registration Statement, and identifying and retaining a registered broker/dealer to submit an application for trading on the Over-the-Counter Bulletin Board.  GoPublicToday.com, Inc. has not identified potential investors or otherwise engaged in the promotion of the securities of the Company.   GoPublicToday.com, Inc. did not prepare or certify any part of the Registration Statement although it assisted the Company in securing the services of attorneys, accountants and other professionals that prepared the information on behalf of the Company.  Accordingly, the Company does not believe that GoPublicToday.com, Inc. is a "promoter" as that term is used in Item 404(d) of Regulation S-B or an "expert" as that term is defined in Item 509 of Regulation S-B.

23.    We note in your agreement with Public Company Management Corporation that Public Company Management Corporation is to be paid 750,000 shares of common stock to be registered on Form S-8. Please advise in your response letter how this is permissible under the rules governing the use of Form S-8, particularly the restriction upon registering shares in connection with capital raising transactions.

The Company acknowledges that shares may not be registered on Form S-8 with respect to capital raising transactions.  The shares referred to in this comment would relate to services to be provided by Public Company Management Corporation in connection with post-registration compliance services and that the use of Form S-8 would be appropriate based on Securities Act Release No. 33-7646 which provides, with respect to attorneys that provide post-registration services, "Attorneys who prepare the issuer's Exchange Act reports and proxy statement will be eligible whether or not these documents are incorporated into a Securities Act registration statement."  Although Public Company Management Corporation is not an attorney and would not be providing legal services, the compliance consulting services would fall into the same category as preparation of Exchange Act reports and proxy statements.

The foregoing notwithstanding, both the Company and Public Company Management Services, Inc. believe that the registration of shares on a Form S-8 would be improper because Public Company Management Corporation is neither a natural person nor the alter ego of a natural person.  Any shares issued to Public Company Management Corporation or its affiliates will be unregistered shares and will carry registration rights.

Reports to Stockholders, page 20

24.    If you are required to or plan to have an annual meeting of shareholders, the proxy rules will require that you send a copy of your annual report to shareholders.  Therefore, revise the last sentence of this section to make clear that you will be required to send your annual report to shareholders.

The Company has included the required statement.

Where you can find additional information, page 21

25.    Please note that the address of the SEC's public reference room has changed to 100 F Street, N.W., Washington, D.C. 20549.

The Company has revised this information.

Employment Contracts, page 21

26.    Disclose whether the board has identified the 2005 goals for management's incentive bonuses.

No bonuses will be paid to the management for the year ended September 30, 2005.  The Board of Directors has not established performance goals for the year ending September 30, 2006.

Signatures, page 38

27.    Revise to include the signature of the executive officer acting in his or her capacity as the principal accounting officer.

The signature of Regina Weller as the Chief Financial Officer has been added to Amendment No. 1.

Exhibit 5.1

28.    Please file the legal opinion with your next amendment to the Form SB-2.

The legal opinion is included as Exhibit 5.1 to Amendment No. 1.

We appreciate the detailed review of the initial Registration Statement by the staff and have attempted to address the issues identified by your letter of September 12, 2005.  Please contact the undersigned at (713) 222-6025 if you have any questions regarding the Company's responses to your comments.

Very truly yours

FRANKLIN, CARDWELL & JONES

/s/ Lawrence E. Wilson

Lawrence E. Wilson

Enclosure

cc:

Z Yachts, Inc.